UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3 – Exit Filing)*

NUCANA PLC

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

67022C106

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67022C106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Christopher Wood
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 622,499 *
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 622,499 *
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 622,499 *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.22% **
12.	Type of Reporting Person (See Instructions) IN

* See Item 4 below. This constitutes an exit filing for the Reporting Person.

** Based on 50,828,339 ordinary shares outstanding as of September 16, 2020, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on September 16, 2020.

Item 1.

(a)	Name of Issuer
NuCana plc

(b)	Address of Issuer’s Principal Executive Offices
3 Lochside Way Edinburgh, EH12 9DT United Kingdom

Item 2.

(a)	Name of Person Filing
Christopher Wood

(b)	Address of Principal Business Office or, if none, Residence
c/o NuCana plc 3 Lochside Way Edinburgh, EH12 9DT United Kingdom

(c)	Citizenship
Mr. Wood is a citizen of the United Kingdom

(d)	Title of Class of Securities
Ordinary Shares

(e)	CUSIP Number
67022C106

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 622,499

(b)	Percent of class: 1.22% (1)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 622,499

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 622,499

	(iv)	Shared power to dispose or to direct the disposition of: 0

(1) Percentage ownership is calculated based on 50,828,339 ordinary shares outstanding as of September 16, 2020, as reported in the Issuer’s Form 6-K filed with the SEC on September 16, 2020.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

This Amendment No. 3 to the Schedule 13G represents the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Person.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2021
Date

/s/ Christopher Wood
Christopher Wood